Exhibit 5.01

		New York Menlo Park Washington DC London Paris	Madrid Tokyo Beijing Hong Kong

Davis Polk & Wardwell LLP 1600 El Camino Real Menlo Park, CA 94025	650 752 2000 tel 650 752 2111 fax

September 2, 2009

Roper Industries, Inc.
6901 Professional Parkway East
Suite 200
Sarasota, Florida 34240

Ladies and Gentlemen:

We have acted as special counsel for Roper Industries, Inc., a Delaware corporation (the “Company”), in connection with the Company’s offering of $500,000,000 principal amount of its 6.25% Notes due 2019 (the “Notes”) in an underwritten public offering pursuant to an underwriting agreement dated August 26, 2009 (the “Underwriting Agreement”) between the Company and Banc of America Securities LLC, J.P. Morgan Securities Inc. and Wells Fargo Securities, LLC (the “Representatives”), as representatives of the several underwriters listed in Schedule 1 thereto (the “Underwriters”). The Notes are to be issued pursuant to an Indenture dated as of August 4, 2008 (the “Indenture”) by and between the Company and Wells Fargo Bank, N.A. (the “Trustee”), and an Officer’s Certificate thereunder dated September 2, 2009.

We, as your counsel, have examined originals or copies, certified or otherwise identified to our satisfaction, of such documents, corporate records, certificates of public officials and other instruments as we have deemed necessary for the purposes of rendering this opinion.

Based upon the foregoing, we advise you that, in our opinion when the Notes have been executed and authenticated in accordance with the provisions of the Indenture and delivered to and paid for by the Underwriters in accordance with the terms of the Underwriting Agreement, they will constitute valid and binding obligations of the Company, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability, provided that we express no opinion as to the validity, legally binding effect or enforceability of any provision that permits holders to collect any portion of stated principal amount upon acceleration of the Notes to the extent determined to constitute unearned interest.

We are members of the Bars of the States of New York and California and the foregoing opinion is limited to the laws of the State of New York and the General Corporation Law of the State of Delaware (including the statutory provisions, all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting the foregoing).

We hereby consent to the filing of this opinion as an exhibit to a report on Form 8-K to be filed by the Company on the date hereof. In giving this consent, we do not admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act.

This opinion is rendered solely to you in connection with the above matter. This opinion may not be relied upon by you for any other purpose or relied upon by or furnished to any other person without our prior written consent.

Very truly yours,

/s/ Davis Polk & Wardwell LLP